Kirkpatrick & Lockhart Preston Gates Ellis LLP
                              599 Lexington Avenue
                             New York, NY 10022-6030



                                                     February 15, 2007



VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

         RE:      WisdomTree Trust
                  Files Nos. 333-132380 and 811-21864

Dear Mr. Sandoe:

      This letter supplements WisdomTree Trust's ("Trust") original response dated February 7, 2007 ("Comment Response Letter"). The Trust is filing this supplemental letter because it has slightly modified the disclosure originally contained in its Comment Response Letter and in its upcoming 485(b) filing.

      For your convenience we have restated the comment below followed by the Trust's revised response. Defined terms have the same meanings as used by the Trust in its Registration Statement.

      We believe that the disclosure changes and response discussed in this letter is fully responsive to the Staff's comment, and resolve any matters raised.

REVISED COMMENT  # 4

  Comment:  Comment:   (Prospectus/WisdomTree Earnings Top 100 Fund - Fund Name/
  Index Description)

      WisdomTree Earnings Top 100 Fund's name implies that the Fund intends to invest in the top 100 securities of a particular index with the highest earnings, when in fact the Fund will actually be investing in companies with the lowest price-to-earnings ratio and may not even be paying out a high dividend at all. Please revise the disclosure to more precisely describe how the Fund will actually invest.

      Response: Registrant has revised the disclosure in response to the Staff's comment which now reads:


"The WisdomTree Earnings Top 100 Index is a fundamentally weighted index that measures the performance of 100 large-cap companies with relatively high earnings yields. The Index is created by selecting the 100 companies with the highest earnings yields from the 300 largest companies within the WisdomTree Earnings 500 Index as of the Index measurement date. Unlike the other Earnings Indexes which weight companies based on aggregate earnings, the Earnings Top 100 Index is weighted by earnings yield. A component company's weight in the Index at the Index measurement date is determined by its earnings yield. Earnings yield is calculated by dividing a company's trailing 12 months earnings by its market capitalization. This amount is then divided by the sum of all earnings yields for all the component companies in the Index. For these purposes, "earnings" are determined using a company's "Core Earnings." Core Earnings is a standardized calculation of earnings developed by Standard & Poor's that is designed to include expenses, incomes and activities that reflect the actual profitability of a company's ongoing operations. The Index includes primarily large-capitalization securities. As of September 30, 2006, approximately 95% of the capitalization of the Index consisted of companies with market capitalizations over $10 billion."


                                   * * * * *

      If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 536-4852. Thank you for your attention to this matter.


                                    Very truly,


                                    /s/ A. Michael Primo
                                    A. Michael Primo








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